Filed Pursuant to Rule 433
Registration No. 333-216229
February 27, 2017

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated February 27, 2017)

Issuer:	Alabama Power Company
Format:	SEC Registered
Security:	Series 2017A 2.45% Senior Notes due March 30, 2022
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Expected Ratings:*	A1(Stable)/A-(Stable)/A+(Stable) (Moody’s/Standard & Poor’s/Fitch)
Trade Date:	February 27, 2017
Expected Settlement Date:	March 3, 2017 (T+4)
Size:	$550,000,000
Maturity Date:	March 30, 2022
Interest Payment Dates:	March 30 and September 30 of each year, beginning September 30, 2017
Coupon:	2.45%
Initial Public Offering Price:	99.918%
Benchmark Treasury:	1.875% due February 28, 2022
Benchmark Treasury Yield:	1.867%
Spread to Benchmark Treasury:	+60 basis points
Re-Offer Yield:	2.467%
Optional Redemption:
Make-Whole Call:	Prior to February 28, 2022 at T+10 basis points
Par Call:	On or after February 28, 2022 at 100%
CUSIP/ISIN:	010392FQ6/US010392FQ67
Joint Book-Running Managers:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. Mizuho Securities USA Inc. MUFG Securities Americas Inc.
Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC BBVA Securities, LLC Regions Securities LLC Academy Securities, Inc. Samuel A. Ramirez & Company, Inc. The Williams Capital Group, L.P.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Alabama Power Company collect at 1-205-257-2714, BNP Paribas Securities Corp. toll free at 1-800-854-5674, Citigroup Global Markets Inc. toll free at 1-800-831-9146, Mizuho Securities USA Inc. toll free at 1-866-271-7403 or MUFG Securities Americas Inc. toll free at 1-877-649-6848.